XHIBIT 99.1

RADA  Electronic Industries Ltd. Announces Appointment of Director

RADA  Electronic Industries Ltd. announced today that its board of directors has, effective March 27, 2017, elected Mr. Guy Zur to serve as director until the 2017 annual general meeting of shareholders.

 Mr. Guy Zur joined the Israeli Defense Forces (“IDF”) in 1983 and served in the military in a variety of positions until 2016, at which time he held the  rank of General. Mr. Zur served as the Commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur  served as the Head of the IDF Planning Division and between 2007 and 2010, he served as the Commander of the National Training Center for Ground Training (NTC). Mr. Zur holds an M.B.A. degree from Be'er Sheva University, is an alumnus of the Royal College of Defense Studies, London, and holds a Bc. S. degree in Mechanical Engineering from Tel Aviv University.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems and Avionics Systems for fighter aircraft and UAVs.